UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

National American University Holdings, Inc.

(Name of issuer)

Common Stock, $0.0001 par value

(Title of class of securities)

63245Q105

(CUSIP number)

Robert D. Buckingham

5311 Carriage Hills Drive, Rapid City, SD 57702

Telephone: (605) 721-5220

With a copy to:

Mark Williamson, Esq.

Gray Plant Mooty

500 IDS Center

Minneapolis, MN 55402

Telephone: (612) 632-3379

(Name, address and telephone number of person authorized to receive notices and communications)

November 1, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63245Q105	Page 2 of 7 Pages

(1)	Names of reporting persons Robert D. Buckingham
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,614,769 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 13,614,769 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 13,614,769 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.6%
(14)	Type of reporting person (see instructions) IN

*	See Item 3.

SCHEDULE 13D

CUSIP No. 63245Q105	Page 3 of 7 Pages

(1)	Names of reporting persons Robert D. Buckingham Living Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization South Dakota
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,457,864 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 3,457,864 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 3,457,864 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.8%
(14)	Type of reporting person (see instructions) OO

*	See Item 3.

SCHEDULE 13D

CUSIP No. 63245Q105	Page 4 of 7 Pages

(1)	Names of reporting persons H. & E. Buckingham Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization South Dakota
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,156,905 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 10,156,905 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 10,156,905 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 37.8%
(14)	Type of reporting person (see instructions) PN

*	See Item 3.

SCHEDULE 13D

CUSIP No. 63245Q105	Page 5 of 7 Pages

Introduction.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D, filed on December 3, 2009, as amended by Amendment No. 1, dated June 10, 2010, Amendment No. 2, dated March 3, 2011, and Amendment No. 3, dated November 1, 2011 (the “Amended Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of National American University Holdings, Inc. (the “Issuer”) and is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Robert D. Buckingham, Robert D. Buckingham Living Trust, a trust formed under the laws of South Dakota (the “Living Trust”), and H. & E. Buckingham Limited Partnership, a South Dakota limited partnership (the “Limited Partnership”). Mr. Buckingham is the sole Trustee of the Living Trust, and is also the General Partner of the Limited Partnership. Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Amended Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding to the end of Item 3 the following:

As set forth in Item 4 below, the Limited Partnership exercised warrants (the “Warrants”) to purchase shares of Common Stock of the Issuer (the “Warrant Shares”), at an exercise price of $5.50 per share. The Limited Partnership paid the exercise price on a cashless basis, resulting in the Issuer’s withholding of certain portions of the Warrant Shares to pay the exercise price and issued to the Limited Partnership the remaining Warrant Shares. The Issuer also paid cash to the Limited Partnership in lieu of fractional shares.

The Limited Partnership exercised warrants as follows.

	September 30,	September 30,	September 30,	September 30,	September 30,
Exercise Date	Number of Warrant Shares Acquired Upon Exercise of Warrants	Price Per Share	Number of Warrant Shares Withheld by Issuer to Pay Exercise Price	Price Per Share	Net number of Warrant Shares Issued to Limited Partnership
10/28/2011	210,632	$5.50	150,648	$7.69	59,984
10/31/2011	28,854	$5.50	20,664	$7.68	8,190
11/17/2011	37,630	$5.50	27,818	$7.44	9,812

Item 4. Purpose of Transaction.

Item 4 is amended by adding to the end of Item 4 the following:

The Limited Partnership exercised warrants on October 28, 2011, October 31, 2011 and November 17, 2011 for investment purposes.

On January 30, 2012, the Limited Partnership redeemed limited partnership interests of certain of its limited partners and in exchange distributed 500,005 shares of Common Stock to those limited partners.

Item 5. Interests in Securities of the Issuer.

Item 5 is amended as follows:

(a) The following list sets forth the aggregate number and percentage (based on the number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended November 30, 2011 and filed with the Commission on January 6, 2012) of outstanding shares of Common Stock owned beneficially by each reporting person as of January 30, 2012:

	September 30,		September 30,	September 30,
			Percentage of Shares of
			Common Stock
Name	Shares of Common Stock Beneficially Owned		Beneficially Owned
Robert D. Buckingham	13,614,769 Shares	(1),(2),(3)		50.6%
Robert D. Buckingham Living Trust	3,457,864 Shares	(1)		12.8%
H. & E. Buckingham Limited Partnership	10,156,905 Shares	(2)(3)		37.8%

SCHEDULE 13D

CUSIP No. 63245Q105	Page 6 of 7 Pages

1	Consists of shares of Common Stock held in the Robert D. Buckingham Living Trust, for which Mr. Buckingham serves as the sole trustee.
2	Consists of shares of Common Stock held by the H. & E. Buckingham Limited Partnership, of which Mr. Buckingham is the general partner.
3	Mr. Buckingham disclaims beneficial ownership of the securities beneficially owned by H. & E. Buckingham Limited Partnership, except to the extent of his equity interest in the H. & E. Buckingham Limited Partnership.

(b) Robert D. Buckingham, by virtue of being the trustee of the Living Trust and the general partner of the Limited Partnership has the sole power to vote and to dispose of 13,614,769 shares of Common Stock.

Robert D. Buckingham Living Trust has sole power to vote and to dispose of 3,457,864 shares of Common Stock.

H. &. E. Buckingham Limited Partnership has the sole power to vote and to dispose of 10,156,905 shares of Common Stock.

(c) The following transactions occurred in the last 60 days:

See Item 3 above for the acquisitions made in the last 60 days.

On January 30, 2012, the Limited Partnership redeemed limited partnership interests of certain of its limited partners and in exchange distributed 500,005 shares of Common Stock to those limited partners.

(d) Not applicable.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 63245Q105	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: January 30, 2012

/s/ Robert D. Buckingham
Robert D. Buckingham

ROBERT D. BUCKINGHAM LIVING TRUST

By:	/s/ Robert D. Buckingham, Trustee
Robert D. Buckingham, Trustee

H. & E. BUCKINGHAM LIMITED PARTNERSHIP

By:	Robert D. Buckingham, General Partner
Robert D. Buckingham, General Partner